:
           IN THE MATTER OF                :
                                           :
      MONONGAHELA POWER COMPANY, et al.    :
                                           :          CERTIFICATE PURSUANT
           File No. 70-5946                :               TO RULE 24
                                           :
         (Public Utility Holding           :
          Company Act of 1935)             :
                                           :




            Pursuant to Rule 24 of the regulations of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, the undersigned hereby certifies that certain of the transactions authorized by the Commission's Order dated February 4, 1977 herein were carried out on February 1, 1996 in accordance with the terms and conditions and for the purposes represented by said Application or Declaration and the Order of the Commission with respect thereto. On February 1, 1996, the Greene County Industrial Development Authority redeemed $500,000 principal amount of pollution control revenue bonds pursuant to a mandatory sinking fund. Monongahela Power Company on the same day paid $500,000 to Mellon Bank, N.A., as Trustee, which was applied to the sinking fund payment. In addition, on February 1, 1996, the Greene County Industrial Development Authority redeemed $700,000 principal amount of pollution control revenue bonds pursuant to a mandatory sinking fund. The Potomac Edison Company on the same day paid $700,000 to Mellon Bank, N.A., as Trustee, which was applied to the sinking fund payment.

            This Certificate is filed within 10 days of consummation of the transactions.

                                                MONONGAHELA POWER COMPANY
                                                THE POTOMAC EDISON COMPANY
                                                WEST PENN POWER COMPANY



                                                By      CAROL G. RUSS
                                                        Carol G. Russ
                                                            Counsel

Dated:  February 9, 1996